Exhibit 99.(c)(1)
Opinion of Morgan Stanley to CAT Board

[Morgan Stanley Logo]	Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London E14 4QA
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telex  8812564
14 May 2006
Board of Directors
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH
Gentlemen,
We understand that the boards of Cambridge Antibody Technology Group plc (“CAT”) and AstraZeneca UK Limited (“AstraZeneca”), a wholly-owned subsidiary of AstraZeneca PLC, have agreed the terms of a recommended cash offer to be made by AstraZeneca to acquire the entire issued and to be issued share capital of CAT not otherwise held by AstraZeneca (the “Offer”). We understand that AstraZeneca owns approximately 19.2% of the issued share capital of CAT.
The Offer values each ordinary share of 10 pence each in the share capital of CAT at 1,320 pence in cash and will be subject to the conditions and further terms set out in the announcement to be made pursuant to Rule 2.5 of the City Code on Takeovers and Mergers (the “Announcement”) and the full terms and conditions to be set out in the offer document to be despatched by AstraZeneca.
You have asked for our opinion as to whether the terms of the Offer are fair and reasonable.
For the purposes of our advice in this letter, we have:

i)	reviewed certain publicly available financial statements and other information of CAT;

ii)	reviewed certain internal financial statements and other financial and operating data concerning CAT prepared by CAT’s management;

iii)	reviewed certain financial projections prepared by CAT’s management;

iv)	discussed the past and current operations and financial condition and the prospects of CAT with its senior executives;

v)	reviewed the reported prices and trading activity for CAT’s ordinary shares;

vi)	compared CAT’s financial performance and the prices and trading activity of its ordinary shares with that of certain other comparable publicly-traded companies and their shares;

vii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii)	participated in discussions and negotiations with AstraZeneca’s financial and legal advisers;

ix)	reviewed a draft of the Announcement dated 13 May 2006; and

x)	reviewed such other information as we have deemed appropriate.
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We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this advice. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of CAT’s future financial performance. In addition, we have assumed that the Offer will be consummated in accordance with the terms set out in the draft Announcement dated 13 May 2006, without any waiver, amendment or delay of any terms or conditions. In providing our opinion herein, we have taken into account the commercial assessments of the Directors of CAT.
We are financial advisers only and have relied upon, without independent verification, the assessment of CAT and its legal, tax and regulatory advisers with respect to legal, tax and regulatory matters. We have not made any independent valuation or appraisal of CAT’s assets or liabilities, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as at, the date of this letter.
In arriving at our opinion, we were not authorised to solicit, and did not solicit, interest from any party with respect to the acquisition of CAT or any of its assets.
We have acted as financial adviser to the Board of Directors of CAT in connection with the Offer and will receive a fee for our services. In the past, we have provided financial advisory services to CAT. Morgan Stanley may also seek to provide such services to CAT, AstraZeneca and their respective affiliates in the future and will receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of CAT, AstraZeneca or any other company or any currency or commodity that may be involved in the Offer.
It is understood that this letter is for the information of the Board of Directors of CAT and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing CAT is required to make with the Securities and Exchange Commission in connection with the Offer if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether or not CAT’s shareholders should accept the Offer.
Based upon and subject to the foregoing, we are of the opinion as at the date of this letter that the terms of the Offer are fair and reasonable.

Yours faithfully,

MORGAN STANLEY & CO. LIMITED

By:	/s/ Laura Howard

Name: Laura Howard
Title: Managing Director